Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial: (610) 478-2048
Email: jha@stevenslee.com
Direct Fax: (610) 371-7960

January 11, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Action Acquisition Corporation
Amendment No. 2 to Form 8-K
Filed December 1, 2010
File No. 000-52341

Dear Ladies and Gentlemen:

On behalf of the Company, we respond as follows to the comment letter dated December 27, 2010 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Amendment No. 2 to Form 8-K.  Page references in our responses correspond to the present version of the Form 8-K, as appropriate, a copy of which has been marked to note the changes from the filing made on December 1, 2010 (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

General

1.           We note that you changed your name to “Orb Automotive Corporation” on November 3, 2010.  Please revise your Forms 8-K and 10-K accordingly.

The Company has revised its Forms 8-K and 10-K as requested by the Staff.

Philadelphia     •     Reading     •     Valley Forge     •     Lehigh Valley     •     Harrisburg     •     Lancaster     •     Scranton
Williamsport      •       Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	January 11, 2011
Page 2

Entry Into a Material Definitive Agreement, page 1

2.           We note your revised disclosure in response to comment four in our letter dated October 22, 2010, specifically “Determination Date (as defined below).”  We were unable to locate the definition of that defined term.  Please revise accordingly.

The Company has removed the phrase “Determination Date (as defined below)” on page 2 and replaced it with the following language – “date the loss is determined by a court decision, agreement, or otherwise,”

3.           We note your response to comment five in our letter dated October 22, 2010, particularly that “the parties verbally agreed to delete Schedule 4.01(c).”  Please file as an exhibit a written description of the agreement similar to that required for oral contracts or arrangements pursuant to Item 601(b)(10)(iii).  For guidance, see Question 146.04 of the Compliance & Disclosure Interpretations comprising the Division's interpretations of Regulation S-K, which is located at http://www.sec.govidivisions/corpfin/guidance/regskinterp.htm.

The Company has filed this information as Exhibit 10.17 to the Form 8-K/A.

Description of Our Business, page 5

4.           We note your revision in response to comment eight in our letter dated October 22, 2010.  Please provide the basis for your statement that you are a “market leader” in the windshield business.

According to the China Association of Automobile Manufacturers, the Company’s major customer Shanghai General Motors Wuling, and its affiliate Shanghai General Motors Wuling Qingdao Branch Company (collectively, “GM-Wuling”) has ranked first among domestic auto single-brand enterprises for four consecutive years. GM-Wuling purchases nearly 60% of its total windshield adhesive products from the Company, which makes the Company  GM-Wuling’s largest supplier in windshield adhesive by volume. Other suppliers of windshield adhesive to GM-Wuling are Dow Chemical and Henkel, which share the rest 40%. We also supply our adhesive products to China’s other top 10 passenger car manufacturers as set forth in the table below, which account for 57% of the Chinese passenger car market.

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	January 11, 2011
Page 3

Sales of China’s top 10 Passenger Car Manufacturers in the 1st and 2nd Quarter of 2010
Rank	Automaker	1st and 2nd Quarter, 2010 (in thousands)%
1	SGMW	1057.2	8.48
2	Shanghai GM	921.7	7.39
3	Shanghai VW	907.9	7.28
4	FAW-VW	808.5	6.48
5	Chongqing Chang’an	649.7	5.21
6	Beijing Hyundai	637.7	5.11
7	Dongfeng Nissan	606.1	4.86
8	Chery	600.9	4.82
9	BYD	468.5	3.76
10	FAW-Toyota	450.1	3.61
Total		7108.3	57.0
Source: by Sales of China’s Top 10 Passenger Car Manufacturers in Jan-Nov, 2010, as published on December 22, 2010, by http://www.caam.org.cn/zhengche/20101222/1405050256.html

Based on the above information and the judgment of management, the Company believes that it is a market leader in China’s auto adhesive products industry.

Our Expansion and Growth Strategy, page 8

5.           We note on page 9 that you have preliminarily identified five possible acquisition targets and are conducting due diligence on these business.  Please provide us with your evaluation of these targets under Rule 8-04 of Regulation S-X in determining whether financial statements of these targets are required.  In this regard, tell us whether any acquisitions of the targets are probable and whether any of the probable acquisitions are related businesses or significant as determined under Rule 8-04(b) of Regulation S-X.

The Company has amended the disclosure on page 8 to include a brief discussion of the then-potential acquisition of Hebei Xinhua Rubber Sealing Group Liuzhou Sealing Co., Ltd. (“Liuzhou Rubber Sealing”) that was subsequently consummated on November 3, 2010.  As noted in the Company’s Current Report on Form 8-K, filed with the SEC on October 27, 2010 (the “10/27 Form 8-K”), the acquisition of Liuzhou Rubber Sealing was significant as determined under Rule 8-04(b) of Regulation S-X and financial statements are currently being prepared for filing in an amendment to the 10/27 Form 8-K.  However, at the time of consummation of the share exchange, the Company had not completed its due diligence and there were no US GAAP financial statements available.

With respect to the other potential targets, the Company does not believe at this time that acquisition of any of the preliminarily identified acquisition targets is probable. No term sheets, memorandums of understanding, letters of intent, or other agreements have been reached or executed with the targets identified, including any agreement which would require the target to negotiate with the Company exclusively.  From its preliminary due diligence, the Company believes that if such targets were acquired, they could potentially be significant.  However, this conclusion remains subject to the Company’s continued due diligence, including its evaluation as to whether the target’s books may be converted to conform with US GAAP.

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	January 11, 2011
Page 4

Environmental Compliance, page 10

6.           We note your response to comment 14 in our letter dated October 22, 2010.  Please revise to address the current costs of compliance with environmental laws.

The Company has amended the environmental compliance disclosure on page 10 to address the current costs of compliance as requested by the Staff.

Competition and Markets, page 11

7.           We note your response to comment 18 in our letter dated October 22, 2010.  Please revise to provide the basis for your belief that you have lower logistic and production costs and that you will be able to dominate the Chinese domestic market because you have a significant cost advantage.  The basis for your belief must be clear from your disclosure.

The Company has amended the third paragraph under the heading “Competition and Markets” on page 11 to provide the bases for its belief that it can secure a sizeable share of the Chinese domestic market as requested by the Staff.

Risk Factors, page 13

8.           We partially re-issue comment 19 in our letter dated October 22, 2010.  Please remove the statement: “The risks described below are not the only ones facing our Company.”

The Company has removed this statement as requested by the Staff.

9.           In the first risk factor on page 16, you reference the “—Business—Suppliers” section.  Please remove this reference because this section does not exist.

The Company has removed this reference as requested by the Staff.

Risk Factors, page 13

10.         We note from your responses to prior comments 21 to 26 of our letter dated October 22, 2010 that your consultant has experience leading audit teams for U.S. publicly traded companies, has supervised and trained Chinese accounting staffs in U.S. GAAP, and is a member of the AICPA, However, based on your response, we believe that you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP.  Please expand the last risk factor on page 18 to describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP.  These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations.  In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	January 11, 2011
Page 5

The Company has expanded its risk factors to address the Staff’s concerns on page 17.

Additionally, the Company confirms that it will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Company Overview, page 27

11.         We re-issue comment 29 in our letter dated October 22, 2010.  The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure.  As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable.  To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://vvww.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

The Company has expanded its MD&A disclosure on pages 29 through 33 as requested by the Staff.

Three Months Ended June 30, 2010 Compared to the Three Months Ended June 30, 2009

12.         We note your indicate that for the three months ended June 30, 2010 cost of goods sold amounted to $1.4 million.  Your table indicates a cost of goods sold was $764,336.  Please revise as appropriate.

The Company has revised the disclosure on page 30 to correctly state that the cost of goods sold for the three months ended June 30, 2010 amounted to $764,336.

Certain Relationships and Related Transactions, page 39

13.         We partially re-issue comment 41 in our letter dated October 22, 2010, Please disclose the material terms of the agreement between Action and Nautilus Global Partners.

The Company has revised the disclosure on page 37 to disclose the material terms of the agreement between Action and Nautilus Global Partners as requested by the Staff.

14.         We note your response to comment 42. Please note that for a‘smaller reporting company’ Item 404 requires information regarding any transaction in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.  Please revise your disclosure as applicable.

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	January 11, 2011
Page 6

The Company has revised the disclosure on page 38 as requested by the Staff.

Change in Control of Registrant, page 48

15.         Please revise to identify the natural persons with voting or investment control over the shares held by Apollo Enterprises International Inc., Aubo Automobile Inc., Universal Kingdom International Ltd., Golden Grand Enterprises Ltd., and Good Energy Enterprise Ltd.

Footnotes 5 and 6 following the stock ownership table on page 45 specifically provide that Messrs. Ma and Zhou have sole voting and dispositive control over the shares held by Apollo Enterprises International Inc., Aubo Automobile Inc., Universal Kingdom International Ltd., Golden Grand Enterprises Ltd., and Good Energy Enterprise Ltd.  The Company has added cross references to those footnotes for each individual entity in the stock ownership table.

Pro Forma Financial Information, page 52

16.         We note that you did not present pro forma financial statements because the combined financial statements of these companies are not materially different than those of Shenzhen ORB alone.  It appears to us that the reverse merger would have impacted the equity of Grand Power Capital, Inc., formerly known as Shenzhen ORB-FT New Material Co., Ltd.  Please explain to us in quantitative and qualitative terms how you determined the pro forma financial statements are not materially different, or provide pro forma financial statements giving effect to the September 10, 2010 reverse merger transaction between Action Acquisition, Inc. and Grand Power Capital, Inc.

The Company has added the pro forma financial statements in a new Exhibit 99.3 to the Form 8-K/A.

Exhibits

17.         We re-issue comment 53 in our letter dated October 22, 2010.  We note that you failed to include the schedules to Exhibit 10.1.  Please file any material schedules to this agreement and confirm that you have filed all material schedules.  In addition, the agreement filed should contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish on a supplemental basis a copy of any omitted schedule to the Commission upon request.  See Item 601(b)(2) of Regulation S-K.

The Company believes that the schedules to Exhibit 10.1 may be omitted under Item 601(b)(2) of Regulation S-K since all material information listed therein has been either been filed as an exhibit or disclosed in the Form 8-K.  The Company has filed a list of the schedules with Exhibit 10.1, together with its agreement to furnish on a supplemental basis a copy of the omitted schedules to the Commission upon request.

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	January 11, 2011
Page 7

Exhibit 99.1

18.         We note from your response to prior comment 55 of our letter dated October 22, 2010 that you revised the caption in the cash flow statement.  However, we could not locate such a revision.  Please clarify or revise in your next amendment.

The Company has revised the caption in the audited combined financial statements of Grand Power Capital, Inc. and Shenzhen ORB which replaces the audited financial statements of Shenzhen ORB in the previous Exhibit 99.1 as requested by the Staff.

19.         We note that you present financial statements of Grand Power Capital for the interim period only.  Since Grand Power Capital was formed in October 2009, the retroactive application of its acquisition of Shenzhen ORB should extend to the annual financial statements as of and for the year ended December 31, 2009 as well, as applicable.  Please revise and provide an explanatory footnote.

The Company has revised the financial statements to reflect the retroactive application of Grand Power Capital’s acquisition of Shenzhen ORB and an explanatory footnote has been added to footnote 1 to the disclosure in Exhibit 99.1 as requested by the Staff.

Exhibit 99.2

Consolidated Balance Sheets, page 2

20.         We note you present the amount of “Due to related party” as a current asset.  This caption implies that you owe amounts to a related party, which would constitute a liability rather than an asset, Please clarify or revise in your next amendment.

This Company has revised the disclosure in the Consolidated Balance Sheets in Exhibit 99.2 as requested by the Staff.

Notes to the Consolidated Financial Statements, page 6

Note 2.  Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 7

21.         We note from that you generally recognize revenue when delivery is completed.  Please describe to us those circumstances in which you recognize revenue before delivery is completed.

The disclosure relating to Revenue Recognition in Note 2 has been revised by the Company as requested by the Staff.

Stevens & Lee
Lawyers & Consultants

United States Securities and Exchange Commission	January 11, 2011
Page 8

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Junning Ma
Mr. Morgan Simpson
William W. Uchimoto, Esq.